September 11, 2024

Ke Chen
Chief Executive Officer
WF International Ltd.
No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road
Chengdu, Sichuan, China, 610041

       Re: WF International Ltd.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed August 29, 2024
           File No. 333-275382
Dear Ke Chen:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 26, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed August 29, 2024 Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Backlog, page 64

1. We note your disclosure on page 42 indicates many of your contracts have termination rights. Please revise your disclosure on page 64 to identify the amount of your backlog subject to termination rights.
General

2. We note the removal from the MD&A disclosure of the statement that you are not aware of any financial issues faced by any of your developer clients, nor have you experienced any delay or default on payments from these customers. If true, please add back the statement. If not, please revise to discuss any financial issues that have or may materially impact your operations and discuss any delays or defaults on payments. Please also revise
 September 11, 2024
Page 2

       the MD&A to discuss in greater detail the shift away from real estate. In this regard we note the that the portion of revenues generated from real estate property development projects decreased to 47.1% for the nine months ended June 30, 2024 from 64.9% for the nine months ended June 30, 2023. Lastly, please provide additional disclosure in the
       MD&A regarding known trends, events and uncertainties regarding the real estate industry in China and any impact these trends could have upon your business.
       Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Richard I. Anslow